SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Name of Issuer:  Baldor Electric Company

Title of Class of Securities:  Common Stock

CUSIP Number:  057741-10-0


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial owner-ship of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                (Continued on following page(s))

                        Page 1 of 5 Pages
CUSIP No.  057741-10-0

SCHEDULE 13G


1.   Name of Reporting Person:  Fred C. Ballman
     S.S. or I.R.S. Identification No. of Above Person: ###-##-####


2.   Check the appropriate box if a member of a group*:
     (a)
     (b)

3.   SEC Use Only:


4.   Citizenship of Place of Organization:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power:  None


6.   Shared Voting Power:  1,493,513


7.   Sole Dispositive Power:  None


8.   Shared Dispositive Power:  1,493,513


9.   Aggregate amount beneficially owned by each reporting person:
     1,493,513


10. Check box if the aggregate amount in row (9) excludes certain shares*: ___



11.  Percent of class represented by amount in row (9):  8.3%


12.  Type of reporting person*:  In



*  SEE INSTRUCTION BEFORE FILLING OUT!




                        Page 2 of 5 Pages
Item 1(a) Name of Issuer:  Baldor Electric Company


Item 1(b) Address of Issuer's Principal Executive Offices:

          5711 R.S. Boreham, Jr. Street, Fort Smith, AR 72902


Item 2(a) Name of Person Filing:  Fred C. Ballman


Item 2(b) Address of Principal Business Office, if none, Residence:

          P.O. Box 6638, Fort Smith, AR 72906


Item 2(c) Citizenship:  United States


Item 2(d) Title of Class of Securities:  Common Stock


Item 2(e) CUSIP Number:  057741-10-0


Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  ___  Broker or Dealer registered under Section 15 of the
               Act.

     (b)  ___  Bank as defined in section 3(a)(6) of the Act.

     (c) ___ Insurance Company as defined in section 3(a)(19) of the Act.

     (d) ___ Investment Company registered under section 8 of the Investment Company Act.

     (e) ___ Investment advisor registered under section 203 of the Investment Advisers Act of 1940.

     (f) ___ Employee Benefit Plan, Pension Fund which is sub-ject to the provisions of the Employee Retirement
               Income Security Act of 1974 or Endowment Fund; sec. 240.13d-1(b)(1)(ii)(F).

     (g) ___ Parent Holding Company, in accordance with 240.13d-1 (b)(ii)(G) (Note: See Item 7).

     (h)  ___  Group, in accordance with 240.13d-1(b)(1)(ii)(H).


                        Page 3 of 5 Pages
Item 4    Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:  1,493,513
     (b)  Percent of Class:  8.3%
     (c)  Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote: 0
       (ii)  shared power to vote or to direct the vote: 1,493,513
      (iii)  sole power to dispose or direct the disposition of: 0

Item 5    Ownership of five percent or less of a class:  Not
          Applicable

Item 6 Ownership of more that five percent on behalf of another person: Not Applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent
          Holding Company:  Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable


                        Page 4 of 5 Pages























Item 9    Notice of dissolution of group:  Not Applicable

Item 10   Certification:  Not Applicable


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 1994



Signature


Fred C. Ballman, Director
Name/Title


                        Page 5 of 5 Pages